

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

Via E-mail
Mr. Daniel Bland
Chief Executive Officer
5BARz International, Inc.
1218 Third Ave., Suite 505
Seattle, WA 98101

> **Re:** **5 BARz International, Inc.**
> **Form 8-K Item 4.01**
> **Filed March 14, 2013**
> **File No. 0-53778**

Dear Mr. Bland:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. You disclose under item (ii) that the former accountant audited your financial statements for the fiscal years ended December 31, 2011 and 2010. However, in item (iv), you refer only to the most recent fiscal year ended December 31, 2012 and the periods preceding March 13, 2013. Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-K and state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of change in accountants there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise accordingly.

2. You state under item (a)(2) that you engaged the successor accountant to review your consolidated financial statements for the quarter ended March 31, 2013 and for periods subsequent to then. Please revise your disclosure to indicate, if true, that the successor accountant has also been engaged to audit your consolidated financial statements for the year ended December 31, 2012.

3. To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant